AMENDMENT DATED OCTOBER 10, 2002
                         TO THE BYLAWS OF
                       FRANKLIN GLOBAL TRUST
                           (THE "TRUST")

WHEREAS, Article IX, Section 9.02 of the Bylaws provides that the
Bylaws may be amended by the Board of Trustees; and

WHEREAS, by resolution dated October 10, 2002, the Board authorized the Bylaws to be amended as set forth below.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. The first sentence of Article V, Section 5.01 is replaced in its entirety as follows:

      The officers of the Trust shall be a Chief Executive
      Officer - Investment Management, a Chief Executive
      Officer - Finance and Administration, a President, a
      Secretary and a Treasurer.

2. The first sentence of Article V, Section 5.07 is replaced in its entirety as follows:

      Subject to such supervisory powers, if any, as may be given by the Board of Trustees to the chairman of the board, if there be such an officer, the president shall, subject to the control of the Board of Trustees, have general supervision, direction and control of the business and the officers of the Trust.

3.    The following Sections are added to Article V:

      Section 5.11. CHIEF EXECUTIVE OFFICER - INVESTMENT MANAGEMENT. The Chief Executive Officer - Investment Management shall be the principal executive officer with respect to the portfolio investments of the Trust, and shall have such other powers and duties as may be prescribed by the Board of Trustees or these Bylaws.

      Section 5.12. CHIEF EXECUTIVE OFFICER - FINANCE AND ADMINISTRATION. The Chief Executive Officer - Finance and Administration shall be the principal executive officer with respect to the financial accounting and administration of the Trust, and shall have such other powers and duties as may be prescribed by the Board of Trustees or these Bylaws.

Adopted and approved as of October 10, 2002 pursuant to authority delegated by the Board.

/s/STEVE GRAY
Steven J. Gray

ASSISTANT SECRETARY